UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park

Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VENATOR MATERIALS PLC ANNOUNCES EFFECTIVENESS OF SHARE

CONSOLIDATION OF ITS ORDINARY SHARES

As previously announced by Venator Materials PLC (the “Company”) on December 21, 2023, the shareholders of the Company approved, at the Company’s General Meeting of Shareholders (the “GM”) on December 21, 2023, a proposal to consolidate 108,050,720,916 ordinary shares of $0.001 each in the issued share capital of the Company into 785,692 ordinary shares of $137.523 (the “Share Consolidation”). The Share Consolidation will take effect on January 9, 2024 as approved by the board of directors of the Company (such date, the “Effective Date”). As previously disclosed in the notice of general meeting that was distributed to shareholders of the Company on December 6, 2023 (the “Notice”), each shareholder’s percentage ownership interest in the Company will remain unchanged, except for changes and adjustments that will result from the treatment of fractional shares. No fractional entitlements will be issued in connection with the Share Consolidation but shareholders have the right to receive cash in lieu of any fractional entitlements on the terms set out in the Notice. To the extent that any such cash payment to a shareholder would be less than $10, the Company will retain such amount, as permitted by the Company’s articles of association.

The Company posted a shareholder letter announcing the effectiveness of the Share Consolidation on the  Effective Date on the investor relations section of the Company’s website at https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials. A copy of such letter is filed as Exhibit 99.1 to this Report on Form 6-K.

The information contained in this Report on Form 6-K, including Exhibit 99.1, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Exhibit Numbers	Descriptions of Exhibits
99.1	Shareholder Letter, dated as of January 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 9, 2024	VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Name: Sean Pettey
Title: Assistant General Counsel, Corporate and Assistant Secretary